Exhibit 99.1

Telesat Reports Results for the Quarter

Ended June 30, 2015

OTTAWA, CANADA, July 30, 2015. Telesat Holdings Inc. (“Telesat”) today announced its financial results for the three and six month periods ended June 30, 2015. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended June 30, 2015, Telesat reported consolidated revenue of $227 million, an increase of $1 million compared to the same period in 2014. During the quarter, the U.S. dollar was 13% stronger than it was during the second quarter of 2014, resulting in a positive impact on the conversion of U.S. dollar denominated revenue and a negative impact on the conversion of U.S. dollar denominated expenses. When adjusted for foreign exchange rate changes, revenue decreased by 4% ($9 million) compared to the same period in 2014. The decrease was mainly related to lower revenue from Telesat’s international satellite services and lower equipment sales.

Operating expenses of $44 million were 4% ($2 million) lower than the same period in 2014 or 9% ($4 million) lower when taking into account changes in foreign exchange rates. The decrease was mainly related to lower cost of equipment sales. Adjusted EBITDA1 was $185 million, an increase of 1% ($2 million) compared to the same period in 2014, or a decrease of 3% ($6 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 was 81.4% for the second quarter of 2015 compared to 81.0% for the same period in 2014.

For the six month period ended June 30, 2015, consolidated revenue was $456 million, a decrease of 3% ($12 million) compared to the same period in 2014. During the first half of 2015, the U.S. dollar was 13% stronger than it was during the first half of 2014. When adjusted for foreign exchange rate changes, revenue decreased by 7% ($34 million) compared to the same period in 2014. The decrease was primarily due to short-term services provided to other satellite operators in the first half of 2014 which did not recur in the first half of 2015 and lower equipment sales compared to the same period in 2014. Operating expenses were $89 million, a decrease of 4% ($4 million) compared to the first half of 2014 or 9% ($8 million) lower when adjusted for foreign exchange rate changes. The largest contributor to the operating expense reduction was from lower cost of equipment sales with the balance due to lower expenses in other areas. Adjusted EBITDA1 was $371 million, a decrease of 3% ($10 million) compared to the same period in 2014, or a decrease of 7% ($28 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 for the first half of 2015 was 81.4%, compared to 81.5% in the same period in 2014.

Telesat’s net income for the quarter ended June 30, 2015 was $56 million compared to net income of $108 million for the same period in 2014. The reduction in net income arose principally from a reduced foreign exchange gain and an increased loss in the fair value of financial instruments compared to 2014. For the six month period ended June 30, 2015, the net loss was $98 million, compared to net income of $80 million for the same period in 2014. The reduction in net income for the first half of the year was principally the result of a first quarter non-cash loss on foreign exchange arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars.

“Telesat had a solid second quarter notwithstanding weakness in certain markets we serve,” commented Dan Goldberg, Telesat’s President and CEO. “Although revenue and Adjusted EBITDA1 grew on a reported basis relative to the second quarter last year, they declined 4% and 3%, respectively, after taking foreign exchange rate changes into account. Nonetheless, we achieved a reduction of operating expenses, a modest expansion of our Adjusted EBITDA margin1, and continued to generate a significant amount of cash from our operating activities. Looking ahead, the Telstar 12 VANTAGE satellite remains on schedule and we anticipate its launch toward the end of this year. Our industry-leading contractual backlog provides visibility into the stability of our future revenue and cash flow, and anticipated growing demand for satellite services positions us well to expand our activities going forward.”

Business Highlights

•	At June 30, 2015:

o	Telesat had contracted backlog for future services of approximately $4.6 billion.

o	Fleet utilization was 94% for Telesat’s North American fleet[2] and 80% for Telesat’s international fleet.

Telesat’s report on Form 6-K for the quarter ended June 30, 2015 has been filed with the U.S. Securities and Exchange Commission (SEC) and may be accessed on the SEC’s website at www.sec.gov.

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Telesat has scheduled a conference call on Thursday, July 30, 2015 at 10:30 a.m. ET to discuss its financial results for the three and six month periods ended June 30, 2015 and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (866) 225-6564. Callers outside of North America should dial +1 (416) 340-2219. The conference reference number is 4219382. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on July 30, 2015, until 11:59 p.m. ET on August 13, 2015. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 3874897 followed by the number sign (#).

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-IFRS financial measures, as described in the End Notes section of this release. For information reconciling non-IFRS financial measures to the most comparable IFRS financial measures, please see the consolidated financial information below.

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Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “visibility”, “going forward”, “anticipate”, “positions us well”, “future”, “looking ahead” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 which can be obtained on the United States Securities and Exchange Commission (SEC) website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the Company’s state-of-the-art fleet consists of 14 satellites and the Canadian payload on ViaSat-1 with another satellite under construction. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

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Telesat Holdings Inc.
Condensed Consolidated Statements of Income (Loss)
For the periods ended June 30

	Three months		Six months
(in thousands of Canadian dollars) (unaudited)	2015	2014	2015	2014
Revenue	$227,291	$225,671	$455,999	$467,599
Operating expenses	(44,273)	(45,710)	(88,747)	(92,799)
	183,018	179,961	367,252	374,800
Depreciation	(51,607)	(54,098)	(104,045)	(108,281)
Amortization	(6,940)	(7,707)	(14,094)	(15,471)
Other operating losses, net	(8)	(3)	(26)	(68)
Operating income	124,463	118,153	249,087	250,980
Interest expense	(45,260)	(53,566)	(90,202)	(107,035)
Interest and other income	707	1,562	1,697	2,370
Loss on changes in fair value of financial instruments	(52,147)	(34,046)	(7,812)	(12,372)
Gain (loss) on foreign exchange	53,263	93,951	(207,278)	(15,862)
Income (loss) before tax	81,026	126,054	(54,508)	118,081
Tax expense	(24,895)	(17,763)	(43,550)	(38,052)
Net income (loss)	$56,131	$108,291	$(98,058)	$80,029

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Telesat Holdings Inc.
Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	June 30, 2015	December 31, 2014
Assets
Cash and cash equivalents	$587,832	$497,356
Trade and other receivables	41,261	49,534
Other current financial assets	1,315	765
Prepaid expenses and other current assets	20,316	17,202
Total current assets	650,724	564,857
Satellites, property and other equipment	1,825,800	1,861,015
Deferred tax assets	3,805	3,183
Other long-term financial assets	28,012	38,442
Other long-term assets	8,611	3,170
Intangible assets	810,546	820,572
Goodwill	2,446,603	2,446,603
Total assets	$5,774,101	$5,737,842

Liabilities
Trade and other payables	$18,182	$36,714
Other current financial liabilities	36,573	35,633
Other current liabilities	78,788	124,145
Current indebtedness	72,660	58,822
Total current liabilities	206,203	255,314
Long-term indebtedness	3,671,152	3,486,857
Deferred tax liabilities	475,131	484,758
Other long-term financial liabilities	65,428	60,753
Other long-term liabilities	316,971	318,992
Total liabilities	4,734,885	4,606,674

Shareholders' Equity
Share capital	656,874	656,874
Accumulated earnings	353,570	451,628
Reserves	28,772	22,666
Total shareholders' equity	1,039,216	1,131,168
Total liabilities and shareholders' equity	$5,774,101	$5,737,842

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Telesat Holdings Inc.
Condensed Consolidated Statements of Cash Flows
For the six months ended June 30

(in thousands of Canadian dollars) (unaudited)	2015	2014(3)
Cash flows from operating activities
Net (loss) income	$(98,058)	$80,029
Adjustments to reconcile net (loss) income to cash flows from operating activities
Depreciation	104,045	108,281
Amortization	14,094	15,471
Tax expense	43,550	38,052
Interest expense	90,202	107,035
Interest income	(1,743)	(1,306)
Loss on foreign exchange	207,278	15,862
Loss on changes in fair value of financial instruments	7,812	12,372
Share-based compensation	3,631	5,623
Loss on disposal of assets	26	68
Other	(19,500)	(30,879)
Income taxes paid, net of income taxes received	(102,632)	(61,585)
Interest paid, net of capitalized interest and interest received	(79,763)	(98,475)
Operating assets and liabilities	7,449	(11,634)
Net cash from operating activities	$176,391	$178,914
Cash flows used in investing activities
Satellite programs, including capitalized interest	$(59,100)	$(30,633)
Purchase of other property and equipment	(3,802)	(5,922)
Purchase of intangible assets	(5)	(75)
Net cash used in investing activities	$(62,907)	$(36,630)
Cash flows used in financing activities
Repayment of indebtedness	$(36,597)	$(35,262)
Settlement of derivatives	—	(348)
Dividends paid on preferred shares	—	(10)
Satellite performance incentive payments	(3,186)	(2,657)
Net cash used in financing activities	$(39,783)	$(38,277)

Effect of changes in exchange rates on cash and cash equivalents	$16,775	$(1,221)

Increase in cash and cash equivalents	$90,476	$102,786
Cash and cash equivalents, beginning of period	497,356	298,713
Cash and cash equivalents, end of period	$587,832	$401,499

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Telesat’s Adjusted EBITDA margin(1)

	Three months ended June 30,		Six months ended June 30,
(in thousands of Canadian dollars (unaudited)	2015	2014	2015	2014
Net income (loss)	$56,131	$108,291	$(98,058)	$80,029
Tax expense	24,895	17,763	43,550	38,052
Loss on changes in fair value of financial instruments	52,147	34,046	7,812	12,372
(Gain) loss on foreign exchange	(53,263)	(93,951)	207,278	15,862
Interest and other income	(707)	(1,562)	(1,697)	(2,370)
Interest expense	45,260	53,566	90,202	107,035
Depreciation	51,607	54,098	104,045	108,281
Amortization	6,940	7,707	14,094	15,471
Other operating losses, net	8	3	26	68
Special compensation, severance payments, and related benefit expenses	292	258	390	532
Non-cash expense related to share-based compensation	1,711	2,680	3,631	5,623
Adjusted EBITDA	$185,021	$182,899	$371,273	$380,955

Revenue	$227,291	$225,671	$455,999	$467,599
Adjusted EBITDA Margin	81.4%	81.0%	81.4%	81.5%

End Notes

1 The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2 A change in calculation methodology has resulted in a change to the reported capacity utilization on Telesat’s North American fleet compared to prior year’s reports. The change in calculation methodology does not affect the reported revenue.

3 A change in accounting policies for the year ended December 31, 2014 and during the second quarter of 2015, has resulted in changes to the 2014 comparative figures on the statement of cash flows. For more information on the impact, please refer to Note 3 of Telesat’s unaudited condensed consolidated financial statements, filed with the SEC on a Form 6-K dated today.

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